AB 3/4

*KH 3/3

SEC Mail Processing Section
RECEIVED
FEB 28 2011
Wash, D.C.
189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMS APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-67681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DuPont Capital Management Marketing Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Righter Parkway, Suite 3200
(No. and Street)

Wilmington	**Delaware**	**19803**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Macedo **302-477-6076**
(Area Code -Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name *–if individual, state last, first, middle name)*

Two Commerce Square, Suite 1700, 2001 Market Street	**Philadelphia**	**PA**	**19103**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11016892

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/4

OATH OR AFFIRMATION

I, **John R. Macedo**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DuPont Capital Management Marketing Corporation**, as of **December 31,** 20**10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EMILY ANN MAIER
Notary Public
STATE OF DELAWARE
My Commission Expires 03-08-2014

Notary Public

Signature

Financial Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DuPont Capital Management Marketing Corporation

(a wholly-owned subsidiary of
DuPont Capital Management Corporation)

Statement of Financial Condition
December 31, 2010

Filed Pursuant To Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

DuPont Capital Management Marketing Corporation
(a wholly-owned subsidiary of DuPont Capital Management Corporation)
Index
December 31, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Board of Directors and Stockholder of
DuPont Capital Management Marketing Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of DuPont Capital Management Marketing Corporation (the "Company") at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 24, 2011

DuPont Capital Management Marketing Corporation
(a wholly-owned subsidiary of DuPont Capital Management Corporation)
Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	237,064
Receivable from affiliates		184,489
Other assets		7,112
Total Assets	$	428,665
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$	23,000
Total Liabilities		23,000
Stockholder's Equity		
Common Stock, $.001 par value; 1,000 shares authorized, issued, and outstanding	$	1
Additional paid-in capital		1,101,999
Accumulated deficit		(696,335)
Total Stockholder's Equity		405,665
Total Liabilities and Stockholder's Equity	$	428,665

The accompanying notes are an integral part of these financial statements.

1. Organization and Basis of Presentation

DuPont Capital Management Marketing Corporation (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated on June 25, 2007, in the State of Delaware as a wholly-owned subsidiary of DuPont Capital Management Corporation ("DCM"), an investment advisor registered with the SEC.

The Company was granted its SEC registration on September 14, 2007, effective with its approval for membership in a self-regulatory organization. The Company's FINRA membership became effective on December 10, 2007.

The Company's sole business is to provide private placement agent services to its parent company, DuPont Capital Management Corporation ("DCM"). DCM plans to maintain the Company's net capital until the Company's operations become viable and self-sustaining.

The Company's statement of financial condition does not necessarily reflect what might have occurred had the Company operated independent of its parent company.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents include an investment in a U.S. Treasury money market fund and a checking account with a cash management feature that invests excess cash overnight in a U.S. Government money market fund. Both funds are highly liquid.

Receivable from Affiliates
Receivable from affiliates represents the Company's current year accrued tax benefit that will be used by its ultimate parent company, E.I. du Pont de Nemours and Company ("DuPont Company") and a net receivable from DCM related to settlement of a prior year's tax benefit, partially offset by amounts due to DCM under an expense sharing agreement (see Note 3).

Other Assets
Other assets represent deposits the Company has made to its FINRA daily account and SIPC, and fees paid to FINRA for the 2011 calendar year.

Income Taxes
The Company is included in the consolidated federal and state income tax returns filed by the DuPont Company. DuPont Company allocates current and deferred federal income tax expense/benefit according to the principles described in Accounting Standards Codification (ASC) 740 – Income Taxes. Current and deferred taxes receivable or payable are recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. It is DuPont Company's practice to annually settle federal income tax accruals with its subsidiaries.

The Company is in a loss position and has not recorded a state tax benefit, as it is not reasonably certain such benefit could be utilized.

As of December 31, 2010, the Company has a current tax asset of $148,950 included in Receivable from affiliates. In absence of DuPont Company's settlement practice, the Company potentially may not be able to recognize reflected benefits in whole or in part.

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2010. Actual results could differ from those estimates.

3. Related Party Transactions

Under the terms of an expense sharing agreement, the Company reimbursed DCM for services provided on behalf of the Company, including direct and allocated expenses. As of December 31, 2010, a liability of $35,539 is included in net Receivable from affiliates.

Services provided under the expense sharing agreement include salaries and benefits for DCM employees to the extent they provide support to the Company; Systems Operations and Development; Telecommunications; Corporate Services including payroll, human resources and business continuity; Operating Supplies; Travel; Training; Publications; and Miscellaneous costs.

Under the terms of a placement agent agreement, the Company provides marketing services for certain DCM private equity funds in return for a percentage of DCM's revenues earned over the first 36 months of each fund's operation. The Company bears the cost of commissions paid to registered representatives in connection with sales of interests in the funds for the first 36 months of each fund's operation. There were no commissions paid during 2010.

4. Income Taxes

The Company is included in the consolidated federal income tax return filed by the DuPont Company. The DuPont Company allocates current and deferred federal income tax expense/benefit according to the principles described in ASC 740 – Income Taxes. Current and deferred taxes receivable or payable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. As of December 31, 2010, there are no deferred tax assets or deferred tax liabilities.

The Company believes that all significant filing positions are highly certain and that, more likely than not, all of its significant income tax filing positions and deductions that are included in the DuPont Company consolidated tax returns would be sustained.

5. Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of money market funds, which are not federally insured.

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital requirement using the basic method of computation. Under this method, the Company's

requirement may not be less than 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. The regulations also require that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2010, the Company had net capital of $204,237 which was $199,237 in excess of its requirement of $5,000. The Company's net capital ratio was .11 to 1. The Company is exempt from reserve calculations under Rule 15c3-3.

7. Fair Value of Financial Instruments

The following three levels of inputs may be used to measure fair value of the Company's financial instruments:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company's Cash and Cash Equivalents include investments that are quoted daily. The Company's policy for determining the timing of transfers between Levels in the fair value hierarchy is the end of the reporting period. There were no transfers between Level 1 and Level 2 during the period. The fair value measurement at December 31, 2010, is summarized by the following levels:

	Level 1	Level 2	Level 3
Cash equivalents	$ 237,064	$ -	$ -

8. Subsequent Events

Through February 24, 2011, the date the financial statements were available to be issued, no subsequent events or transactions had occurred that would have materially impacted the statement of financial condition at December 31, 2010.

PRICEWATERHOUSECOOPERS

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH. D.C.
189

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Accountants

To the Board of Directors and Stockholder of
DuPont Capital Management Marketing Corporation

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of DuPont Capital Management Marketing Corporation for the year ended December 31, 2010, which were agreed to by DuPont Capital Management Marketing Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating DuPont Capital Management Marketing Corporation's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for DuPont Capital Management Marketing Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   The payment made on July 8, 2010, in the amount of $150 was compared to the July bank statement of the Company's Wilmington Trust Co. account. The engagement team noted the payment agreed to check #1010, dated July 8, 2010, for $150. No differences were noted.

2. Compared the Total Revenue amount reported on the Statement of Income, page 3, of the audited Form X-17A-5 for the year ended December 31, 2010 to the Total revenue amount of $38 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   Not Applicable. No adjustments were required to be reported on page 2 as the company has not had any transactions requiring such adjustments.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $38 and $0, respectively of the Form SIPC-7. Noted, based on revenues through December 31, 2010,

the recalculated amount SIPC Net Operating Revenues @ .0025 was $0.10. As the SIPC dictates that the fee is rounded to the nearest whole dollar, the assessment is $0. Noted that the $150 payment was made based on the previous SIPC payment requirement before the change in policy. This amount will be carried forward as an overpayment to 2011.

b. Not Applicable. No additions were required to be reported on page 2.
c. Not Applicable. No deductions were required to be reported on page 2.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7T filed for the prior period ended December 31, 2009, as follows:

   Not Applicable. There were no overpayments applied to the current assessment of Form SIPC-7 from the prior period ended December 31, 2009. However, it is noted that a $150 payment made on July 8, 2010 will result in an overpayment for the year ended December 31, 2010 and will be applied to the 2011 assessment due to the change in assessment requirements.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of DuPont Capital Management Marketing Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067681 FINRA DEC
DUPONT CAPITAL MANAGEMENT MARKETING CORP 14*14
DELAWARE CORPORATE CTR
1 RIGHTER PKWY STE 3200
WILMINGTON DE 19803-1510

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MARK JAMISON 302.477.6060

2. A. General Assessment (item 2e from page 2)		$ 0
B. Less payment made with SIPC-6 filed (exclude interest) July 8, 2010 (Date Paid)		(150)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		(150)
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ (150)
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$	
H. Overpayment carried forward	$(150)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DuPont Capital Management Marketing Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FinOP
(Title)

Dated the 25th day of January, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN. 1, 2010
and ending DEC. 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 38

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions —

2d. SIPC Net Operating Revenues $ 38

2e. General Assessment @ .0025 $ —

(to page 1, line 2.A.)